IT&E International Group
505 Lomas Santa Fe Drive, Suite 200
Solana Beach, CA 92075

January 24, 2006

Mail Stop: 6010

Amy C. Bruckner
Staff Accountant, Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	IT&E International Group Item 4.01 Form 8-K filed January 20, 2005 File No. 000-50095

Dear Ms. Bruckner:

        IT&E International Group (the “Company”) has reviewed your letter dated January 20, 2006 (the “January 20 Comment Letter”) regarding the Company’s Current Report on Form 8-K filed on January 20, 2006 (the “8-K”). The Company responds to the January 20 Comment Letter as set forth below. For your convenience, we have restated your comment as set forth in the January 20 Comment Letter immediately preceding our response below.

Item 4.01 Form 8-K

        Please state explicitly whether during your two most recent fiscal years and subsequent interim period through the date of the termination there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-B. You should specify the “subsequent interim period” as the “interim period through January 17, 2006” (the termination date).

RESPONSE: We have modified paragraph 4 of Item 4.01(a) of the 8-K/A to read as follows:

“In connection with its audits of the registrant’s consolidated financial statements for the years ended December 31, 2004 and 2003, and through the subsequent interim period ended January 17, 2006, there were no disagreements with Beckstead & Watts on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Beckstead & Watts, would have caused it to make reference thereto in its reports. There were no reportable events as set forth in Item 304(a)(1)(iv) of Regulation S-B.”

Please see the 8-K/A filed on January 24, 2006 (the “Revised 8-K/A”). In addition, we have provided the Revised 8-K/A to Beckstead & Watts for its review. Beckstead & Watts has provided a new letter attached to the Revised 8-K/A which reaffirms that they are in agreement with the disclosures set forth in the Revised 8-K/A and which is dated the date of the Revised 8-K/A.

*  *  *

        In connection with responding to the January 20 Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

        If you have any further comments regarding this letter, the response contained herein or any of the 8-K, please contact the undersigned or our outside counsel, Adam Lenain, Esq., c/o Foley & Lardner LLP, 402 W. Broadway, Suite 2300, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely, /s/ Peter Sollenne Peter Sollenne